EXHIBIT 99.1

BlockFuel Energy Advances Oklahoma Drilling Plans and Commences Initial Gas-to-Compute Operations

Proposed merger with Innovation Beverage Group (Nasdaq: IBG) to be completed following receipt of required approvals, with the combined parent to be renamed BlockFuel Energy Limited

Steinman #1-23 drilling expected to commence in early December 2026; initial natural gas-powered data mining equipment installed and operating near Stillwater

STILLWATER, Oklahoma — October 28, 2026 — BlockFuel Energy Inc. (“BlockFuel”), a U.S. oil and natural gas company majority owned by Innovation Beverage Group Limited (NASDAQ: IBG) (“IBG”), today announced progress in developing its Central Oklahoma energy assets. BlockFuel is advancing permitting for the proposed Steinman #1-23 well, with drilling expected to commence in early December 2026, and has installed and commenced operating its initial natural gas-powered computing and data mining equipment near Stillwater, Oklahoma.

These developments support BlockFuel’s strategy to grow oil and natural gas production from established oilfields while using locally produced gas to generate electricity for onsite computing.

Steinman #1-23: Preparing for Early December Drilling

BlockFuel is advancing the permitting process for Steinman #1-23, a proposed vertical well in Section 23, Township 20 North, Range 1 East, Oklahoma. Drilling is expected to commence in early December 2026, subject to receipt of required regulatory approvals, completion of site preparations and availability of contractors and equipment.

The proposed well is intended to test the Mississippian formation at approximately 4,700 feet. BlockFuel is also evaluating a potential deeper test of the Wilcox formation at approximately 5,100 feet, subject to final technical review, permitting and budget approval.

Steinman #1-23 represents both a potential source of additional production and an opportunity to collect information that can guide future drilling. The results will help BlockFuel assess reservoir quality, completion requirements and the economics of comparable locations. A successful outcome would support further development, although individual well results may vary.

Initial Gas-to-Compute Installation Now Operating

BlockFuel has installed and commenced operating its initial gas-to-power computing and data mining equipment on its acreage near Stillwater. The process begins with natural gas, which fuels onsite generators. The resulting electricity powers computing equipment used for data mining. By locating computing equipment near the energy source, BlockFuel is evaluating an additional way to commercialize its natural gas alongside conventional gas sales.

The initial installation provides an operating platform to measure generation reliability, fuel consumption, computing performance, maintenance requirements and overall economics. These results will guide management on the potential for future expansion.

The current operation focuses on data mining, where specialized computing equipment performs calculations supporting digital asset networks. The returns will depend on the value of the computing output relative to fuel, equipment, maintenance and other operating costs.

Potential to Expand Alongside Gas Production

BlockFuel’s longer-term opportunity is to develop its oilfield and onsite power activities together. Where new drilling, recompletions or reactivated wells deliver suitable additional gas, BlockFuel could evaluate installing further generation and computing equipment.

This approach allows expansion to be considered in stages, with future investment decisions based on demonstrated gas availability and operating returns.

Existing field infrastructure may help support further development, but each additional installation would require its own technical and commercial assessment. Potential future artificial intelligence or high-performance computing applications would require separate evaluation of connectivity, cooling, power reliability and customer demand.

Management Commentary

“BlockFuel brings together an established oilfield asset base and a practical opportunity to use natural gas to power onsite computing,” said Daniel Lanskey, President and Chief Executive Officer of BlockFuel Energy.

“Our strategy starts with the resource: restore suitable wells, evaluate additional formations and drill new locations where the technical and economic case supports investment. Alongside that work, we are assessing how gas produced from our acreage can support an additional business through onsite power generation and data mining. We are working toward the completion of our merger with IBG, subject to required approvals, and we expect to commence drilling at Steinman #1-23 in early December. Our initial computing installation is already operating, giving us a platform to measure performance and assess future expansion. Our objective is to use the results from these activities to guide disciplined growth,” concluded Lanskey.

An Established Oklahoma Oilfield Platform with Room to Grow

BlockFuel’s previously disclosed Oklahoma position spans approximately 55 square miles, or roughly 35,000 acres. The portfolio includes producing and temporarily shut-in wells, together with existing oil storage, natural gas gathering facilities and saltwater disposal infrastructure.

The project area lies in an established oil and gas-producing region of Central Oklahoma, with operations near Stillwater. Historical well information indicates multiple reservoir formations at different depths, creating opportunities to evaluate more than one target within parts of the acreage.

Existing wells and infrastructure provide a foundation for a staged development strategy:

•	Reactivate existing wells: Return suitable shut-in wells to production following technical and economic assessment.

•	Recomplete existing wells: Use existing wellbores to access additional formations where technically appropriate.

•	Drill new vertical wells: Test and develop selected locations, using results to guide subsequent investment.

•	Expand gas-to-compute operations: Evaluate additional onsite generation and computing installations where gas availability and commercial returns support investment.

BlockFuel has previously identified more than 200 potential drilling locations across its acreage. These represent opportunities requiring further assessment, rather than a commitment to drill. Their commercial potential depends on geological results, approvals, funding and operating economics.

Upcoming Milestones

BlockFuel expects to provide further updates on:

•	Progress toward completion of the proposed merger and the subsequent renaming of IBG to BlockFuel Energy Limited.

•	Permitting and site preparations for Steinman #1-23.

•	Expected commencement of drilling in early December 2026.

•	Drilling, completion and testing results as available.

•	Performance of the initial gas-to-compute installation and potential expansion.

Proposed Merger With IBG

BlockFuel acquires and develops onshore oil and natural gas assets in the United States. Its principal operating platform is in Central Oklahoma, where it is pursuing existing well reactivation, recompletion and new drilling, alongside the development of gas-to-power computing operations.

IBG, an Australian beverage company listed on Nasdaq, owns approximately 51% of BlockFuel. IBG, BlockFuel and InnoBev Merger Corp., a wholly owned subsidiary of IBG, have entered into an amended and restated agreement and plan of merger providing for the proposed merger.

BlockFuel and IBG expect to complete the proposed merger as promptly as practicable following receipt of required approvals, including Nasdaq’s approval of the combined company’s listing application, and satisfaction of the remaining closing conditions.

Following completion, IBG will be renamed BlockFuel Energy Limited and is expected to trade on Nasdaq under the symbol “BFE,” and BlockFuel will become its wholly owned subsidiary. The combined group will focus on expanding its U.S. oil and natural gas operations and developing onsite power generation and computing infrastructure, with the existing beverage business continuing within a separate subsidiary.

About BlockFuel Energy

BlockFuel Energy Inc. is a U.S. energy company focused on acquiring and developing onshore oil and natural gas assets. Its Central Oklahoma platform combines existing wells and field infrastructure with opportunities for reactivation, recompletion and new drilling. BlockFuel is also developing onsite natural gas generation to support computing and data mining activities.

For more information, visit www.blockfuelenergy.com.

About Innovation Beverage Group

Innovation Beverage Group Limited (NASDAQ: IBG) develops, manufactures and markets alcoholic and non-alcoholic beverages. IBG owns a majority interest in BlockFuel and has entered into a proposed merger with BlockFuel, which is subject to required approvals and remaining closing conditions. Following completion, IBG will be renamed BlockFuel Energy Limited, with the existing beverage operations continuing within a separate subsidiary.

Forward-Looking Statements

This release contains forward-looking statements concerning the proposed merger, the timing of its completion, the proposed company name change, permitting, the anticipated commencement of drilling in early December 2026, target formations and depths, potential drilling locations, production growth, gas-to-compute economics and possible expansion.

These statements are based on current expectations and assumptions and involve risks and uncertainties. Actual results may differ materially because of regulatory approval timing, geological conditions, drilling and completion results, gas availability and quality, equipment and contractor availability, financing, commodity prices, digital asset prices and mining difficulty, equipment performance, operating costs, and the satisfaction of merger closing conditions.

Potential drilling locations do not constitute proved reserves or assure future production. There can be no assurance that the proposed well will be commercially successful, computing operations will generate positive returns, or the merger will be completed within the targeted timeframe or at all. Additional risks are described in IBG’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F for the fiscal year ended December 31, 2025, which includes a going concern explanatory paragraph and discloses material weaknesses in internal control over financial reporting. Neither company undertakes to update forward-looking statements except as required by law.

Contact:

Daniel Lanskey
President and Chief Executive Officer
BlockFuel Energy Inc.
dan.lanskey@blockfuelenergy.com
www.blockfuelenergy.com

Investor Relations:

KCSA Strategic Communications

Phil Carlson, Managing Director

IBG@KCSA.com

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